

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2019

William R. Broaddrick
Chief Financial Officer
Ring Energy, Inc.
901 West Wall St, 3rd Floor
Midland, TX, 79702

> **Re: Ring Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2017**
> **Filed March 15, 2018**
> **File No. 001-36057**

Dear Mr. Broaddrick:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Natural Resources